



FEB 29 2012

Washington, DC

12060391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-66424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3384 Peachtree Road, Suite 300
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Fite, Jr. 404-419-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Fite, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLG Lenox, LLC , as of December 31 , 2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

GAYLE P. HALE NOTARY EXPIRES GEORGIA AUG. 30, 2014 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG Lenox, LLC

Financial Statements
With Supplementary Information

December 31, 2011

TLG Lenox, LLC

Table of Contents
December 31, 2011

WINDHAM BRANNON

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To TLG Lenox, LLC

We have audited the accompanying statement of financial condition of **TLG Lenox, LLC** (the Company) as of December 31, 2011, and the related statements of income and changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLG Lenox, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 24, 2012

TLG Lenox, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Current assets		
Cash	$	349,243
Accounts receivable		10,000
Total current assets		359,243
Other assets		
Other asset		50
Total assets	$	359,293
Liabilities and member's equity		
Current liabilities		
Accrued expenses	$	603
Due to affiliate		100,000
Due to parent		60,822
Total current liabilities		161,425
Deferred rent		2,511
Member's equity		195,357
Total liabilities and member's equity	$	359,293

The accompanying notes are an integral part of these financial statements.

TLG Lenox, LLC

Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2011

Revenue		
Success fees	$	322,000
Transaction, advisory and retainer fees		90,000
Reimbursed expenses		4,135
Total revenue		416,135
Operating expense		
Salary and benefits expense		233,887
General and administrative		38,857
Insurance expense		26,803
Occupancy expense		25,326
Professional fees		17,043
Quotations and research		11,000
Licenses and registration		2,064
Total operating expense		354,980
Operating income		61,155
Other income		
Interest income		310
Net income		61,465
Member's equity,		
Beginning balance		108,892
Contributions from member		50,000
Distributions to member		(25,000)
Ending balance	$	195,357

The accompanying notes are an integral part of these financial statements.

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities		
Net income	**$**	**61,465**
Changes in:		
Accounts receivable		(10,000)
Prepaid expenses		100
Deferred rent		(3,073)
Due to affiliate		100,000
Net cash provided by operating activities		**148,492**
Cash flows from financing activities		
Contributions from member		50,000
Distributions to member		(25,000)
Due to Parent		(4,098)
Net cash provided by financing activities		**20,902**
Net increase in cash		**169,394**
Cash,		
Beginning of year		179,849
End of year	**$**	**349,243**
Supplemental cash flow disclosures		
Interest and income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

TLG Lenox, LLC (the Company) was formed in 2004 as a wholly-owned subsidiary of Lenox Capital Partners, LLC (the Parent), and an affiliate of The Lenox Group, LLC (Lenox Group), a middle market investment bank specializing in merger and acquisition advisory services and capital raising transactions. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to various clients and industries. The Company's registration as a broker-dealer became effective in 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits and money market accounts in a bank located in Georgia. From time to time, balances may exceed federally insured limits. The Company received contributions of capital from the Parent during 2011. The equity associated with these capital contributions have certain restrictions and cannot be distributed to the member for a period of at least one year.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2011, management does not believe that an allowance for doubtful accounts is necessary.

Revenue Recognition

Success fee revenue is recognized when services have been completed by the Company, as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing. Retainer and transaction advisory fees are recognized over the term of the contract. In 2011, substantially all revenues were derived from two clients. In 2011, revenues were derived from seven clients, of which the largest client made up approximately 71% of total revenue.

Expense Sharing

The Company has an expense sharing arrangement with the Parent whereby the Company will share certain administrative and salary costs incurred by the Parent. Amounts paid by the Company in accordance with this arrangement were approximately $383,000 in 2011, with an unpaid balance of $60,822 at year-end, of which $25,000 relates to a distribution payable to the Parent. As stated in the expense sharing agreement, the Company has agreed to pay 50% of the rent expense for office space leased by the Parent. The office lease expires in April 2014, and the Company's portion of committed future minimum lease payments is approximately $63,000.

The amount payable to the Parent at December 31, 2011 relates to December expenses paid by the Parent that will be reimbursed by the Company.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and income tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Related Party Transactions

In 2011, the Company received a loan from the Lenox Group, an affiliate, of $100,000. This amount is expected to be repaid in 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2011, the ratio of aggregate indebtedness to net capital was .89 to one, and net capital was $185,307 which was $180,307 more than required.

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To TLG Lenox, LLC

We have audited the financial statements of **TLG Lenox, LLC** as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 24, 2012

TLG Lenox, LLC

Supplementary Information
December 31, 2011

Computation of net capital		
Member's equity, December 31, 2011	$	195,357
Less non-allowable assets		(10,050)
Net capital		**185,307**

Reconciliation of member's equity	
Member's equity, Form 17A-5, Part IIA	285,357
Audited financial statement adjustment	(90,000)
Member's equity per audited financial statements	**195,357**

Reconciliation of net capital	
Net capital, Form 17A-5, Part IIA	285,307
Audited financial statement adjustment	(100,000)
Net capital per audited financial statements	**185,307**

Computation of aggregate indebtedness as defined under Rule 15c3-1		
Accounts payable and other current liabilities		163,936
Total aggregate indebtedness	$	**163,936**

Ratio of aggregate indebtedness to net capital **.89 to 1**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to TLG Lenox, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. TLG Lenox, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To TLG Lenox, LLC

In planning and performing our audit of the financial statements of **TLG Lenox, LLC** (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 24, 2012